 1050 Connecticut Ave NW, Suite 500

Washington, D.C. 20036

July 24, 2025

VIA EDGAR

Attention:	Jason Drory
Laura Crotty

Division of Corporation Finance

Securities and Exchange Commission

Office of Life Sciences

100 F Street, NE

Washington DC 20549

Re:	Cyclacel Pharmaceuticals, Inc.
Draft Registration Statement on Form S-1
Submitted June 27, 2025
CIK No. 0001130166

Dear Ladies and Gentlemen,

On behalf of Cyclacel Pharmaceuticals, Inc. (the “Company”), we are writing to submit the Company’s response to the comment of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated July 7, 2025 (the “Comment Letter”), with respect to the above-referenced draft registration statement on Form S-1 filed on June 27, 2025 (the “Draft Registration Statement”) relating to the registration under the Securities Act of 1933, as amended, of the securities of the Company. Concurrently with this submission, the Company has filed the Registration Statement (the “Registration Statement”). The response set forth below are based upon information provided to Rimon P.C.

Draft Registration Statement on Form S-1 submitted June 27, 2025

General

1.	We note you entered into a share exchange agreement dated May 6, 2025, with FITTERS Diversified Berhad, a Malaysian publicly listed company (“Fitters Parent”) and FITTERS Sdn. Bhd., a Malaysia private limited company and wholly-owned subsidiary of Fitters Parent (“Fitters”) whereby Fitters Parent will exchange all of its ownership interest in Fitters representing 100% of all of the issued and outstanding capital shares of Fitters, for 19.99 percent of all of the issued and outstanding shares of your Common Stock. We further note your disclosure that you anticipate the transaction will “close in the second half of 2025.” Please provide your analysis of whether you are required to include financial statements of the business acquired under Rule 8-04 of Regulation S-X and the related pro forma financial information.

Response: We acknowledge the Staff’s comment and advise in response that the Company has revised the Registration Statement to include the include financial statements of Fitters in compliance with Rule 8-04 of Regulation S-X and the related pro forma financial information.

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We respectfully request the Staff’s assistance in completing the review of the Registration Statement. If you have any additional questions regarding any of our responses or the revised Registration Statement, please do not hesitate to contact Debbie Klis on (202) 935-3390 of Rimon P.C.

Kindest regards,

/s/ Debbie A. Klis
Rimon P.C.

cc:	Datuk Dr. Doris Wong, CEO